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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

[_]  Form 10-K   [_]  Form 11-K   [X]  Form 10-Q  [_]  Form N-SAR
For Period Ended: September 30, 1997

[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________________

        Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

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        Full Name of Registrant:     ENSEC INTERNATIONAL, INC.

        Former Name if Applicable:   _____________________________________

                     75 Park of Commerce Drive, Suite 104
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        Address of Principal Executive Office (Street and Number)

                     Boca Raton, Florida 33487
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        City, State and Zip Code

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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)


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[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

     The Form 10-QSB could not be filed within the prescribed time because of additional time required by Registrant's management to provide certain information to be included in such Form 10-QSB.




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Part IV - Other Information

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     (1)  Name and telephone number of person to contact in regard to this notification:

     David Rottner                       561            997-2511
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     (Name)                          (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X] Yes      [_] No

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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X] Yes      [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attached Explanation.


                           ENSEC INTERNATIONAL, INC.
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                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 13, 1997                     By: /s/ David Rottner
                                               -------------------------
                                               David Rottner, President




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                               Attachment IV (3)


        The Company's consolidated loss from operations for the nine months ended September 30, 1997 is projected to be approximately $1,960,000 as compared to $1,916,377 for the year earlier period. While these year to year operating losses are not materially different the consolidated net loss before income tax benefit for the same periods are projected to be $1,480,000 for the 1997 period and was $4,142,048 for the 1996 period. The reduction in the loss from 1997 to 1996 is attributable to a reduction of interest expense of approximately $1.8 million, increase in commission income of approximately $400,000 and a $800,000 increase in other income. The decrease in interest expense results from the Company paying off $2.5 million of bridge financing as of September 30, 1996 which had debt discount and financing costs totalling approximately $700,000 and the reduction of short term Brazilian debt which bore interest at 5%-6% per month. The increase in commission income results from the fact that no commissionable sales occurred during fiscal year 1996. Under the terms of the sale in 1995 of the Company's currency sorting and equipment division the Company is entitled to receive commission on all sales for two years from the date of such sale. The increase in other income is primarily the result of the Company's Brazilian subsidiary recognizing in excess of $700,000 of tax refunds of social taxes awarded to the Company by the Brazilian courts in September 1997.

        The following is the summary financial information of the Statement of Operations for the nine months ended 1997 (projected) and 1996 (actual)


                                        1997                    1996
                                        ----                    ----
Sales                                   $4,800,000              $5,687,197

Gross Profit                            $1,800,000              $2,110,757

Loss from operations
 before income tax benefit              ($1,480,000)            ($4,458,048)

Net Loss                                ($1,480,000)            ($4,142,048)